Broadcast 3DTV, Inc.

1020 Hollywood Way, Suite 120

Burbank, California 91505

Phone: (650) 454-0865

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Thursday, October 29th, 2015

Dear Ms. Emily C. Drazan & Mr. Larry Spirgel

Please withdraw our Request the “Acceleration and Qualification” for the Amended SEC Form 1-A submitted on 2015-10-14 for Broadcast 3DTV, Inc. (SEC File Number 024-10422).

It is our intention, along with filing the remaining requested items, to submit an additional amended registration statement amending our Registration to include “VStock Transfer” as our Company’s Stock Transfer Agent, and amending our Registration to a Single State filing for the State of New York. We are choosing at this time to only register in the State of New York as our targeted Broker Dealers whom we wish to engage are in the State of New York. Our engagement with a Broker Dealer may result in additional states being registered, and that will come through an Amended Registration Statement being filed with the Commission. After a Broker Dealer is engaged, a final Registration Statement will be filed with the Commission with the engaged Broker Dealer’s information included.

We are filing for qualification in the State of New York and mailing the paper copies of the Registration Statement to the State of New York on Friday, October 30th, 2015 or Monday, November 2nd, 2015.

No solicitation or sales of our Company’s Securities will take place until the services of a Licensed Broker Dealer is engaged.

Mr. Dean Zanetos

Chairman

Broadcast 3DTV, Inc.